CONTACT:  Michael P. Hawks                (NYSE -- BMC)
(612) 851-6030                            FOR IMMEDIATE RELEASE


                   BMC REPORTS RECORD FIRST QUARTER RESULTS


     April 20, 1995 -- Minneapolis, MN -- BMC Industries, Inc. today reported first quarter 1995 net earnings of $4,694,000 or $.33 per share, up 74% from earnings from continuing operations of $2,702,000 or $.20 per share in the year-earlier period. First quarter total revenues were $61,334,000, an increase of 17% from $52,406,000 a year ago.

     Paul B. Burke, BMC's president and chief executive officer, said first quarter results represented continued improvement in the Company's core manufacturing operations. Burke said first quarter net income was a new first quarter record for BMC. The first quarter of 1995 also marks the sixteenth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. This long string of quarterly increases reflects the ongoing shift in the Company's sales mix toward high-margin aperture mask and eyewear lens products and continuing operating improvement. In addition, the first quarter also benefited from higher equipment and technology earnings and lower interest expense.

     Burke added that both of the Company's core manufacturing operations, Precision Imaged Products and Optical Products, showed improved sales and improved profit margins. He said these improvements reflected increased unit volumes, improved operating efficiencies and the Company's ongoing focus on higher-margin growth opportunities in its primary markets.

     BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".




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               CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                (Unaudited)
                  (in thousands, except per share amounts)



                                                                                 Three Months Ended
                                                                                       March 31
                                                                                --------------------
                                                                                  1995         1994
- ----------------------------------------------------------------------------------------------------
Revenues
  Net sales of primary products                                                 $57,753      $52,245
  Equipment and technology sales                                                  3,581          161
- ----------------------------------------------------------------------------------------------------
     Total Revenues                                                              61,334       52,406
- ----------------------------------------------------------------------------------------------------
Operating Costs and Expenses
  Cost of sales of primary products                                              48,346       44,066
  Cost of equipment and technology sales                                          1,911          270
  Selling                                                                         2,275        2,035
  Administrative                                                                  1,254        1,110
- ----------------------------------------------------------------------------------------------------
     Total Operating Costs and Expenses                                          53,786       47,481
- ----------------------------------------------------------------------------------------------------

Income from Operations                                                            7,548        4,925
- ----------------------------------------------------------------------------------------------------
Other Income and (Expense)
  Interest expense                                                                  (77)        (975)
  Interest income                                                                   185           84
  Other income (expense)                                                            (67)          61
- ----------------------------------------------------------------------------------------------------

Earnings from Continuing Operations before Income Taxes                           7,589        4,095
Income Taxes                                                                      2,895        1,393
- ----------------------------------------------------------------------------------------------------

Earnings from Continuing Operations                                               4,694        2,702
Provision for Loss Related to Discontinued Operation (less applicable
  income tax benefit of $461) -- (Note)                                              --         (839)
- ----------------------------------------------------------------------------------------------------

Net Earnings                                                                    $ 4,694      $ 1,863
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

Earnings Per Share from Continuing Operations                                   $  0.33      $   .20
Loss Per Share Related to Discontinued Operation                                     --        (0.06)
- ----------------------------------------------------------------------------------------------------

Net Earnings Per Share                                                          $  0.33      $  0.14
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation                               14,014       13,274
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------



NOTE: In the first quarter of 1994, the Company made a provision for estimated losses of $1,300, less applicable income tax effect of $461, related to a discontinued operation. This provision was prompted by claims and expenses growing out of environmental contamination and other claims related to the discontinued operation. The environmental contamination occurred before 1980 at an operation acquired by BMC in 1983 and disposed of in 1986.





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